Filed by Northgate Mineral Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Aurizon Mines Ltd.
Commission File Number: 000-22672
Date: June 19, 2006

News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE REITERATES ITS COMPELLING OFFER FOR AURIZON MINES
AURIZON SHAREHOLDERS URGED TO TENDER THEIR SHARES

VANCOUVER, JUNE 19, 2006 – Northgate Minerals Corporation ("Northgate" TSX: NGX, AMEX: NXG) responded today to the directors’ circular filed by Aurizon Mines Ltd. ("Aurizon" TSX: ARZ, AMEX: AZK) in reply to the offer by Northgate, together with a wholly-owned subsidiary, to acquire all of the outstanding common shares of Aurizon for 0.741 of a Northgate common share for each Aurizon common share.

Ken Stowe, Northgate’s President and CEO stated; "Our offer for Aurizon represents full and fair value and there was nothing in the Aurizon directors’ circular or investor presentation to suggest otherwise. In addition to the substantial immediate premium realized by our offer, Aurizon shareholders will benefit from the upside in a business combination that will result in a leading mid-tier, Canadian focused gold miner that will have a market capitalization of more than US$1 billion, strong cash flow, superior operating expertise, a large resource base and exciting growth prospects."

"Over the past two weeks we have met with many of Aurizon’s major shareholders who understand the benefits of the proposed business combination and are supportive of our offer. They clearly see the advantage of allowing Aurizon shareholders to continue to participate in the development of Aurizon’s sole project, Casa Berardi, while diversifying through participation in Northgate’s Kemess South mine and the development and exploration potential in Northgate’s Kemess North and Young-Davidson properties."

Aurizon shareholders should consider the following:

Northgate’s offer provides a substantial immediate premium to Aurizon shareholders

  The offer represents a 30.5% premium based on the closing prices of Aurizon’s and Northgate’s common shares on May 19, 2006, the last trading day on the TSX prior to the announcement of the Northgate offer and a 30.5% premium based on the volume weighted average closing prices of Aurizon’s and Northgate’s common shares on the TSX for the 10 trading days prior to May 19, 2006.

  From May 19, 2006 through June 15, 2006 the price of Aurizon shares has increased by 23%, notwithstanding a decrease of 8.4% in the S&P/TSX Capped Gold Index over the same period.

Aurizon shareholders will diversify and lower their business risk

  New Northgate will have two operating mines, which combined will produce 480,000 ounces of gold in 2007.

  Northgate’s 4.1 million ounce Kemess North development project is currently in the permitting stage and could be in production as early as 2009. At current gold prices, this world class project will have exceptional economics.

  Recent drill results at Northgate’s Young-Davidson development project confirm that this project has excellent potential to become a mine. Its close proximity to Aurizon’s Casa Berardi project also provides for synergy opportunities.

  All of Northgate’s assets are located in Canada, and when combined with Casa Berardi, will create a leading Canadian gold producer.

New Northgate’s market capitalization will be in excess of US$1 billion, providing Aurizon shareholders with the advantage of scale

  As part of New Northgate, Aurizon shareholders should benefit from the significantly improved trading liquidity of their shares.

  Aurizon shareholders will benefit from the potential value re-rating of New Northgate which will be a leading mid-tier gold producer with approximately 480,000 ounces of gold production in 2007 at an average net cash cost of US$141/oz (net of copper credits assuming a copper price of US$1.75/lb) and a reserve and resource base consisting of 6.7 million ounces of proven and probable gold reserves, 3.9 million ounces of measured and indicated resources and 2.2 million ounces of inferred resources, based on the respective 2005 year end figures of Northgate and Aurizon’s feasibility study for Casa Berardi.

  New Northgate will have the scale, platform and financial capacity to pursue further acquisitions.

Northgate is financially robust

  In the first quarter ended March 31, 2006 Northgate generated US$43.5 million of operating cash flow, the highest amongst all its mid-tier gold mining peers.

  Northgate expects to generate approximately US$160 million of operating cash flow during 2006.

  New Northgate’s pro forma net cash on hand of US$70.2 million as at March 31, 2006 combined with its substantial anticipated cash flow generation capability provides maximum financial flexibility to back-stop the development of Casa Berardi and fund future growth opportunities.

  New Northgate will have sufficient funds to conduct grass roots exploration at Casa Berardi which has been neglected during the eight years that Aurizon has owned this asset.

Northgate management has a track record of delivering superior results

  Northgate’s management team has substantial experience and a proven track record for both open pit and underground gold mining and together with the operating team at Casa Berardi, New Northgate will have an excellent team to operate and develop all of New Northgate’s projects and any future opportunities.

  Northgate management discovered the 4.1 million ounce Kemess North deposit in 2002.

  Northgate purchased Young-Davidson in December 2005 for US$17 million and since that time, an aggressive drilling program has significantly expanded the limits of the resource area with intersections that rank amongst the best recent drill holes in the Canadian Shield.

Aurizon management and directors have been selling Aurizon shares at prices well below Northgate’s offer price

  On November 14, 2005 Aurizon issued over 20.7 million common shares at a price of Cdn$1.35 per Aurizon share, a 122% discount to our initial offering price.

  According to the Aurizon directors’ circular, subsequent to Northgate’s initial approach, several executives and directors of Aurizon have sold a significant number of Aurizon shares substantially below the price implied by the Northgate offer.

"These two companies are clearly very complementary and the transaction creates value for all shareholders," said Ken Stowe. "We believe our offer is very compelling so we decided to take it directly to Aurizon’s shareholders."

Full details of the offer are included in the take-over bid circular that was mailed to Aurizon shareholders on June 1, 2006. The offer is open for acceptance until 8:00 pm (Toronto time) on July 7, 2006. The offer is subject to certain conditions of completion, including the receipt of all necessary regulatory clearances, absence of material adverse changes, waiver or inapplicability of Aurizon’s shareholder rights plan and acceptance of the offer by Aurizon shareholders owning not less than 75% of Aurizon common shares on a fully-diluted basis.

Ken Stowe stated, "Our offer is firm, subject only to normal conditions and the elimination of Aurizon’s shareholder rights plan that would prevent us from taking up Aurizon’s shares. Our offer is open until July 7, 2006, which is 45 days from the day we announced our intention to make our offer. This is more than enough time for Aurizon’s board to consider our offer against any other proposals and therefore eliminate the rights plan and let the Aurizon shareholders decide."

How to Tender:

Aurizon shareholders wishing to accept the premium Northgate Offer are encouraged to tender their shares by completing the Letter of Transmittal accompanying the documents mailed to them and returning it together with Aurizon share certificate(s) and such other documents described in the instructions set out in the letter of Transmittal to Computershare Investor Services Inc., the depositary under the Offer. If Aurizon shares are held by a broker or other financial intermediary, Aurizon shareholders should contact such intermediary and instruct it to tend the Aurizon shares to the offer. Aurizon shareholders with questions about the offer, including how to tender, can contact Kingsdale Shareholder Services Inc. at 1-866-289-9929.

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About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation’s principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and 1.5 billion pounds of copper and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Note to Shareholders:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon Mines Ltd. Such an offer to purchase securities of Aurizon may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. On June 1, 2006 Northgate filed an offer and take-over bid circular with Canadian provincial securities regulators in order to commence its previously announced offer to purchase all of the outstanding common shares of Aurizon. Northgate also filed with the US Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction with Aurizon because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Northgate’s website or by directing a request to Northgate.

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Note to US Investors:

United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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Forward-Looking Statements

Certain information included herein, including any information as to Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate’s estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate’s current Form 40-F/Annual Information Form ("Northgate’s AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate’s 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate’s AIF; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon’s 43-101 Technical Report on Casa Berardi; prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian$/US$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive. The following factors, among others, related to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the offer and take-over bid circular and in documents incorporated by reference therein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Important Notice

Northgate has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which includes Northgate's offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained for free on Northgate's website or by directing a request to Northgate's media or investor relations department.